For Immediate Release

Linktone Makes Strategic Investment in Ojava, a Leading Mobile Game Developer and
Publisher

SHANGHAI, China, January 19, 2006 — Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless interactive entertainment services to consumers in China, today announced that on January 18, 2006, it completed a strategic investment in Ojava Overseas Ltd. (Ojava), a leading mobile game developer and game publisher in China.

Founded in 2004, Ojava has built an experienced mobile game development team and is well-known for publishing original in-house Role-Playing Games (RPG) games based on Chinese historical backgrounds and traditional stories. Additionally, Ojava has differentiated itself by producing episode-based RPG games which creates company branding and promotes consumer stickiness. Ojava’s games have consistently been ranked among the top RPG games offered to subscribers using China Mobile services in terms of downloads and revenues per game.

Chief Executive Officer of Linktone, Raymond Yang commented, “The timing is right to enter this promising mobile game market, and our investment in Ojava is another key initiative into this high growth arena following the advent of our online gaming platform via our acquisition of Brilliant Concept Investments Ltd. My vision is to leverage our online and wireless assets to build a leading position in interactive digital entertainment.”

Linktone will initially pay approximately US$1.8 million in cash for a 51% equity interest in Ojava. Linktone will also make a further payment of approximately US$1.6 million upon the fulfillment of certain operating conditions. Linktone also has an option to purchase the remaining 49% interest in Ojava based on Ojava’s achievement of agreed performance objectives.

Mr. Yang concluded, “This strategic investment of Ojava demonstrates Linktone’s continued commitment to strengthening our Music, Advanced Gaming, Graphics, Instant Messaging, and Community (MAGIC) portfolio through the enhancement of our mobile game development capabilities. We believe the combination of Ojava’s experienced product development team and Linktone’s strong on-deck and off-deck distribution channels will enable us to secure a leading position in the fast-growing mobile game market in China. We believe this market will be one of the next growth drivers for China’s wireless industry and China’s mobile gaming sector is expected to experience revenue growth at a compound annual growth rate of 50% from 2003 to 2008, reaching US$726 million annually by 2008. Recent estimates indicate that the mobile gaming market in China during 2005 was valued at approximately US$180 million with 30 million annual subscribers. Linktone has been able to remain at the forefront of wireless services and product offerings by growing its product portfolio in line with the market to become a leader in interactive digital entertainment in China.”

About Linktone Ltd.

Headquartered in Shanghai, Linktone Ltd. is a leading provider of interactive entertainment products and services to consumers in China. Linktone provides a diverse portfolio of wireless and online content and applications, with a particular focus on media, entertainment and communications. These services are promoted through the company’s own marketing channels and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the company develops, aggregates and distributes innovative and engaging products for its growing user community to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

Safe Harbor: Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the likelihood that episode-based RPG games will continue to create company branding and promote consumer stickiness over time; the continued growth of the mobile gaming market in China; the risk that Linktone could be subject to penalties or suspensions for violations of the mobile operators’ policies, even if the violations are inadvertent; the possibility that the mobile operators in China may continue to adopt new compliance and service initiatives, or change the manner in which they enforce their policies, which could adversely affect Linktone’s sales and marketing efforts or other aspects of its business; the risk that sales of 2.5G and audio-related services will not grow for whatever reason; the risk that Linktone will be unable to successfully develop new revenue streams that complement wireless value-added services; the risk that Linktone cannot enhance its relationship with China Mobile or increase volume with China Unicom; the risk that the new channels with China Netcom and China Telecom will not develop as management anticipates; Linktone’s ability to effectively integrate the operations of Brilliant, Cosmos Digital, 9Sky and Ojava with Linktone’s existing operations; whether the Brilliant and Cosmos Digital acquisitions and the strategic investments in 9Sky and Ojava will be accretive to Linktone’s earnings for full-year 2006; the extent to which a new revenue streams and market opportunities will materialize from the Brilliant and Cosmos Digital acquisitions and the strategic investments in 9Sky and Ojava; Linktone’s ability to leverage the Brilliant acquisition and Ojava strategic investment to build a community of casual gamers across online and wireless platforms and to compete effectively in the online casual gaming market in China; Linktone’s ability to leverage its strategic investment in 9Sky to extend its existing wireless music leadership position as well as online platform to offer music-related products. Additional risks include: the risk that Linktone will be unable to compete effectively in the wireless value-added services market in China; the difficulties inherent in developing from a company focused on wireless value-added services to a provider of more diverse interactive entertainment products and services; uncertainty regarding Linktone’s ability to attract and retain qualified personnel at all levels, particularly senior management; the risk that changes to senior management may be disruptive to the Company’s operations; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; the risk that operating expenses could fluctuate for unanticipated reasons in future periods; and the risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

###

Investor Relations
Lily Jiang Linktone Ltd. Tel: 86-21-6361-1583 Email: ir@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@tpg-ir.com